

Mail Stop 7010

February 13, 2008

via U.S. mail

John G. Robertson, President
Teryl Resources Corp.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **Re: Teryl Resources Corp.**
> **Amendment No. 3 to Form 20-F**
> **Filed January 22, 2008**
> **File No. 0-31076**

Dear Mr. Robertson:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
        M. Wojciechowski
        K. Schuler
        R. Winfrey
        L. Nicholson

        via facsimile
        Suzanne Gradl
        604-448-1711